UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2022

Commission File Number: 001-41421

Alvotech

(Translation of registrant’s name into English)

9, Rue de Bitbourg,

L-1273 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On June 21, 2022, Alvotech (the “Company”) published a company description (“Company Description”) in Iceland in connection with the Company’s application to list its ordinary shares on the Nasdaq First North Growth Market. The Company Description is furnished as Exhibit 99.1 to this Report on Form 6-K.

This communication is for informational purposes only. This communication and the Company Description do not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Company Description dated June 21, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVOTECH

Date: June 21, 2022	By:	/s/ Helga Tatjana Zharov
Name: Helga Tatjana Zharov
Title: Deputy Chief Executive Officer